                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of         June,          1999

 Frontline Ltd. (formerly London & Overseas Freighters Limited)
 ______________________________________________________________
         (Translation of registrant's name into English)


    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
 ______________________________________________________________
            (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

    Form 20-F     X                   Form 40-F
                _____                            _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                No     X
                                      ______


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

FIRST QUARTER RESULTS

Frontline earned net income of $0.2 million in the first quarter of 1999, compared with $9.1 million for the first quarter of 1998. Earnings per share for the quarter were $0.00, (1997 - $0.2) and the weighted average number of shares outstanding for the quarter and at March 31, 1999 was 46,106,860 (as at March 31, 1998 - 46,106,860 and for the quarter then ended - 46,106,360).
Cashflow per share for the quarter was $0.30, compared with $0.45 for the same quarter in 1998.

Earnings before interest, tax, depreciation, and amortisation (EBITDA) for the quarter, including earnings from associated companies were $29.1 million, compared with $34.0 million for the comparable period. The fleet of VLCCs and Suezmaxes operated by the Company has increased by six vessels since the first quarter of 1998 but the effect of this on operating profit has been offset by the fall in timecharter equivalent earnings ("TCEs") earned. The average daily TCEs earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $29,100, $20,400 and $20,600, respectively, compared with $29,500, $26,100 and $26,900 in the first quarter of 1998. Total days on offhire in the 1999 quarter were seven for the VLCCs and 25 for the Suezmax fleet.

If the majority holding position in ICB had been accounted for on an equity basis in Frontline's accounts, it would have increased
EBITDA by approximately $10.3 million.

Total operating costs and depreciation have increased due to the expansion of the fleet. However, the Company is continuing to reduce average daily ship operating costs in accordance with its previously stated objectives.

Net other expenses for the quarter were $15.1 million (1998 - $13.2 million). This increase principally reflects an increase in the average debt resulting from the fleet expansion, offset by reduced interest rates and short-term financing charges incurred in the first quarter of 1998.

THE MARKET

The high activity in the tanker market, which was partly an effect of Iraq's crude export, continued into 1999. VLCC rates remained at a stable level for the first two months of the quarter. However, towards the end of the quarter, rates declined, and this trend has continued into the second quarter with rates for modern VLCC tonnage as low as $10,000 to $12,000 per day. An oversupply of available ships, reductions in OPEC production and annual overhauls at refineries have contributed to this market situation. A total of 13 VLCCs were delivered in the first quarter of 1999, while 12 have been sold for scrap.


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

During the quarter the bunker prices increased from $55/60 per ton to $70/75 per ton. This development reduces the earnings on modern vessels by approximately $1,000 per day and on old turbine tankers by approximately $3,000 per day, and should thereby further increase the likelihood of increased scrapping.

The Suezmax market remained stable throughout the first quarter. So far in the second quarter rates have shown negative development. Increased competition from VLCCs, especially in the West African market, have been one of the main reasons for this development. A total of 4 Suezmaxes were delivered and 4 were scrapped in the first quarter of 1999.

Ship values and newbuilding prices showed some further weakness in 1999, but a stronger buying interest, especially for secondhand tonnage, is starting to give support to the market.
The fall in newbuilding prices is moderated by a stronger Won.

CORPORATE AND OTHER MATTERS

In January 1999, Frontline took delivery of the third VLCC C-Class newbuilding, the Front Chief. The final two VLCC C-Class newbuildings will be delivered in the second or third quarter of 1999. Ordinary bank financing for the fourth vessel has been secured and proposals received for the financing of the fifth and final VLCC newbuilding. In order to optimise Frontline's financing the Board is also evaluating two different kind of lease structures for the remaining two VLCCs.

On May 4, 1999, ICB Shipping held a Shareholder Meeting at which the Special Investigator appointed by ICB's Shareholder Meeting on November 25, 1997 presented a preliminary report of his investigation. The report concludes that the Board of Directors of ICB had, on several occasions, wrongfully charged ICB with expenses related to rejecting the takeover bid by Frontline. The report further claimed that ICB's defensive efforts were in breach of Swedish law. The Shareholder Meeting was adjourned until June 29, 1999.

A delegation of Frontline's Board had, prior to the Shareholder Meeting, met with a delegation of ICB's Board. The purpose was to find a mutually acceptable solution to the ownership situation. The tone in the meeting was open and fair. It was agreed to work further with two specific alternatives. Frontline's strategy is unchanged and is concentrated around a consolidation of the two companies. The Board remain cautiously optimistic about the likelihood of finding a solution to the on-going deadlock, which will soon have lasted for two years.





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

OUTLOOK

A combination of the cut in OPEC production and the maintenance of Far East refineries has, as earlier stated, put tanker rates under severe pressure during the second quarter. This development will be directly reflected in the Company's second quarter results. The dividend payable from ICB will reduce this loss. This dividend was recorded in May.

It is likely that tanker rates this summer will improve from the current low levels. OPEC's production strategy and the degree of scrapping for the rest of the year will, to a large extent, decide the development. As an overall view, the Board anticipates that the TCE earnings for 1999 will be significantly weaker than the similar numbers for 1998.

The ongoing cost cutting programme "Sharp Knife" has so far targeted cost savings in excess of $500 per ship per day. An implementation of the programme, including targeting of potential further savings, is currently in process.


May 28, 1999
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda


Questions should be directed to:

Contact: Tor Olav Troim: Director
         +47 23 11 40 00

         Tom E. Jebsen: CFO Frontline Management A.S.
         +47 23 11 40 00


















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

        FRONTLINE GROUP FIRST QUARTER REPORT (UNAUDITED)


INCOME STATEMENT
($1,000)

                                               1999        1998        1998
                                              JAN-MAR     JAN-MAR     JAN-DEC

Freight revenues                               69,372      70,360     270,405
Voyage expenses                               -16,645     -17,664     -66,545

NET OPERATING REVENUES                         52,727      52,696     203,860

Gain (loss) from sale of vessels                  207           0      -1,514
Ship operating expenses                       -15,275     -14,338     -55,586
Charterhire expenses                           -7,293      -3,767     -14,889
Administrative expenses                        -1,762      -1,646      -7,757

OPERATING PROFIT BEFORE DEPRECIATION           28,604      32,945     124,114

Depreciation                                  -13,849     -11,664     -51,659

OPERATING PROFIT AFTER DEPRECIATION            14,755      21,281      72,455

Interest income                                   564       1,018       2,998
Interest expense                              -15,103     -14,613     -59,320
Dividends005,324
Results from associated companies                 482       1,056       2,807
Other financial items                            -548         391       2,765

INCOME BEFORE TAXES                               150       9,133      27,029

Taxes                                               0          -5         -30

NET INCOME AFTER TAX                              150       9,128      26,999

EARNINGS PER SHARE ($)                           0.00        0.20        0.59

INCOME ON TIMECHARTER BASIS
($ PER DAY PER SHIP)*

VLCC                                           29,100      29,500      31,800
Suezmax                                        20,400      26,100      22,400
Suezmax OBO                                    20,600      26,900      21,800
__________________________________________
* Basis = Calendar days minus off-hire.
Figures after deduction of broker commission


BALANCE SHEET


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($1,000)

                                               1999        1998        1998
                                              MAR 31      MAR 31      DEC 31

ASSETS

Short term
Cash and bank deposits                         64,408      71,872      75,950
Marketable securities                          79,219     158,440     110,157
Other current assets                           36,309      34,426      30,439
Long termNewbuildings                          58,466      59,107      75,499
Vessel and equipment, net                   1,147,725     959,232   1,078,956
Associated companies                            1,834       3,576       3,837
Deferred charges and other assets               4,822       4,807       4,683

TOTAL ASSETS                                1,392,783   1,291,460   1,379,521

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term

Short term interest bearing debt              159,684     235,065     170,551
Other current liabilities                      25,759      41,086      27,952
Long termLong term interest bearing debt      767,437     503,718     712,470
Other long term liabilities                    13,490      12,178      10,867
Stockholders' equity                          426,413     499,413     457,681

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY  1,392,783   1,291,460   1,379,521
























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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  Frontline Ltd.
                          ___________________________
                                  (Registrant)




Date  June 1, 1999              By   /s/ Kate Blankenship
                                     ___________________________
                                         Kate Blankenship
                                         Secretary


































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